                                                                      EXHIBIT 12

               CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN THOUSANDS)

                                          FOR THE THREE
                                          MONTHS ENDED         FOR THE YEARS ENDED DECEMBER 31,
                                            MARCH 31,     -------------------------------------------
                                              1999         1998     1997     1996      1995     1994
                                          -------------   ------   ------   ------   --------   -----
Earnings (Loss) Before Income Taxes.....     (3,874)       8,805   45,891   31,378   (141,643)  (1,638)
          Total Interest Expense(1).....      6,934       19,422   18,742   18,332     25,776   17,515
                                             ------       ------   ------   ------   --------   -----
Pretax earnings plus fixed charges......      3,060       28,227   64,633   49,710   (115,867)  15,877
                                             ======       ======   ======   ======   ========   =====
RATIO OF EARNINGS TO FIXED CHARGES......      n/m(3)        1.45     3.45     2.71      n/m(4)  n/m(5)

                                                         1998     1997     1996      1995      1994
                                                        ------   ------   ------   --------   -------
Earnings (Loss) Before Income Taxes....     (3,874)      8,805   45,891   31,378   (141,643)   (1,638)
          Total Interest Expense(1)....      6,934      19,422   18,742   18,332     25,776    17,515
          Preferred Dividends(2).......      1,349       5,648    8,265    8,387      9,081     7,324
                                            ------      ------   ------   ------   --------   -------
Combined fixed charges and preferred
  dividends............................      8,283      25,070   27,007   26,719     34,857    24,839
                                            ------      ------   ------   ------   --------   -------
Pretax earnings plus fixed charges.....      3,060      28,227   64,633   49,710   (115,867)   15,877
                                            ======      ======   ======   ======   ========   =======
RATIO OF EARNINGS TO COMBINED FIXED
  CHARGES..............................      n/m(3)       1.13     2.39     1.86      n/m(4)    n/m(5)

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(1) Total interest expense includes an interest component of rental expense.

(2) "Preferred stock dividends" represents the pretax earnings from continuing operations that would be required to cover such a dividend.

(3) The ratio indicates less than one-to-one coverage because earnings were inadequate to cover fixed charges for the period. The amount of the deficiency was $3.9 million for fixed charges, and $5.2 million for the total of fixed charges and preferred stock dividends.

(4) Earnings were inadequate to cover fixed charges for the period due mainly to the $113.8 million non-cash charge taken in 1995 as a result of the adoption of Statement of Accounting Standards 121 combined with a $6.8 million charge for a cost reduction program. The amount of the deficiency was $141.6 million for fixed charges, and $150.7 million for the total of fixed charges and preferred stock dividends.

(5) The ratio indicates less than one-to-one coverage because earnings were inadequate to cover fixed charges for the period. The amount of the deficiency was $1.6 million for fixed charges, and $9.0 million for the total of fixed charges and preferred stock dividends.